FORM 15

  Certification and Notice of Termination of Registration under Section 12(g) or Suspension of Duty to File Reports Under Sections 13 and 13(d)

                         of the Securities Exchange Act

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                         Commission File Number 2-76434

              DREXEL BURNHAM LAMBERT REAL ESTATE ASSOCIATES
          (Exact name of registrant as specified in its charter)

                                55 Beattie Place
                                  P.O. Box 1089
                        Greenville, South Carolina 29602

                         Telephone Number (864) 239-1000

       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                      Units of Limited Partnership Interest
            (Title of each class of securities covered by this Form)

                                      None

         (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

    Please  place  an X  in  the  box(es)  to  designate  the  appropriate  rule provision(s) relied upon to terminate or suspend the duty to file reports:

                  Rule 12g-4(a)(1)(i)     (x)         Rule12h-3(b)(1)(ii)   ( )
                  Rule 12g-4(a)(1)(ii)    ( )         Rule 12h-3(b)(2)(i)   ( )
                  Rule 12g-4(a)(2)(i)     ( )         Rule12h-3(b)(2)(ii)   ( )
                  Rule 12g-4(a)(2)(ii)    ( )         Rule 15d-6            ( )
                  Rule 12h-3(b)(1)(i)     ( )

Approximate number of holders of record as of the certification or notice date:

                                      None

Pursuant to the requirements of the Securities Exchange Act of 1934 Drexel Burnham Lambert Real Estate Associates has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

                                             DREXEL  BURNHAM  LAMBERT REAL
                                             ESTATE ASSOCIATES

                                             BY:  DBL Properties Corporation
                                                  General Partner

DATE:      __________________                BY:  /s/Patrick J. Foye
                                                  Patrick J. Foye
                                                  Executive Vice President

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed under the signature.